# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

### January 13, 2009

### ORDER GRANTING CONFIDENTIAL TREATMENT
### UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Repligen Corporation

### File No. 000-14656 - CF# 23024

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Repligen Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on June 14, 2005.

Based on representations by Repligen Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13       through December 31, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel